Diversinet Corp.

2235 Sheppard Avenue East, Suite 1700

Toronto, ON Canada  M2J 5B5

Tel. 416-756-2324 Fax 416-756-7346

www.diversinet.com

November 7, 2007

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W., Mail Stop 4561

Washington, D.C.  20549

ATTN:

Mark P. Shuman

Chief Branch - Legal

Dear Mr. Shuman:

Re:

Diversinet Corp.

Registration Statement on Form F-3

Filed on October 10, 2007

File number 333-146608

This letter is in response to comments of the staff (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission on the filings made by Diversinet Corp. contained in your letter dated November 6, 2007 (“Comment Letter”).  The headings and numbers below refer to similar headings and numbers contained in the Comment Letter.  Capitalized terms used herein not otherwise defined in this letter shall have the meaning given to them in the Form F-3 (the “F-3”).

Attached to this letter is a black-lined version of the amended F-3, indicating the amendments made to the F-3.

Form F-3 – Notice Regarding Forward-Looking Information

Q1

Refer to the statement that the prospectus includes forward looking statements “within the meaning of” Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934.  Please be advised that Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made by companies that issue penny stock.

A1

We have updated the amended F-3 to incorporate Staff’s comments by the removal of references to the Securities Act and the Securities Exchange Act.

Selling Shareholders

Q2

We note that you disclose herein and in the Recent Developments section that you sold 6,756,757 shares of common stock to Hospital Service Association of Northeastern Pennsylvania while the Stock Purchase Agreement attached as Exhibit 6.1 specifies that the amount of common stock to be sold to them is 6,813,007 shares.  Please advise or revise, as applicable.

A2

We have updated the amended F-3 (Exhibit 6.1) to revise the number of shares to 6,767,757.

Part II Item 10. Undertakings

Q3

Please revise your undertakings as appropriate to include the undertaking specified by Items 512(g)(1) or 512(g)(2) of Regulation S-K, as appropriate.

A3

We have updated the amended F-3 to revise the undertakings as indicated under Regulation S-K.

I trust that with this response, your comments have been satisfied.  As indicated above, the amended F-3 to include the above information will be filed on Egdar.  In the meantime, if you have any further questions or require any further information, please do not hesitate to contact the undersigned.

Yours very truly,

/s/ David Hackett

David Hackett

Chief Financial Officer

c.c. Hugh Fuller, SEC

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